EXHIBIT 1.02

Conflict Minerals Report of Digital Ally, Inc.

In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals report of Digital Ally, Inc. (“DGLY”) for calendar year 2013 in accordance with Rule 13p-1 (Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release no 34-67716 for definitions to the terms used in the Report, unless otherwise defined herein.

In accordance with the rules, DGLY undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its products. In conducting its due diligence, DGLY implemented the OECD Due Dilligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

DGLY has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts to be “DRC conflict undeterminable” (term as defined in the 1934 Act).

This Report has not been subjected to an independent private sector audit as allowed under Rule 13p-1.

DGLY’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company in the digital recording business, DGLY is several levels removed from the actual mining of conflict minerals. DGLY does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

DGLY’s due diligence measures included:

●	Conducting a supply –chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

●	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeRI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

As a result of the due diligence matters described above, DGLY, has determined the assembly services for our products are DRC conflict undeterminable. DGLY makes this determination due to lack of information from its suppliers to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

In the next compliance period, DGLY intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups. The steps include:

●	Increase the response rate of suppliers’ smelters surveys through various techniques, including educational trainings and individual supplier support.

●	Informing smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.

●	Continue to compare analysis results to information collected via conflict-free smelter validation programs, such as the CFS program as more smelters become engaged in the program and more information becomes available.

This Conflict Minerals Report is publically available at www.digitalallyinc.com